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3/31 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Setter Capital Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 Bloor Street West, Suite 1901
(No. and Street)

Toronto (City) — Ontario, Canada (State) — M5S 2M2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter McGrath 416-964-9555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parker Simone LLP
(Name – *if individual, state last, first, middle name*)

129 Lakeshore Rd. East (Address) — Mississauga (City), Ontario (State) — L5G 1E5 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 05 2012
13 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I, Peter McGrath, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Setter Capital Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Vladyslav Strashko, Esq.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Setter Capital Inc.

(SEC I.D. No. 8 - 67403)

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2011

(With Report of Independent Registered Public Accounting Firm thereon)

Filed pursuant to Rule 17a(5)(e)(3) under
the Securities Exchange Act of 1934
as a **PUBLIC DOCUMENT**

parker simone LLP

Chartered Accountants
129 Lakeshore Road East
Suite 201 Mississauga Ontario
L5G 1E5
T 905 271.7977
F 905 271.7677

Report of Independent Registered Public Accounting Firm

To the Director of
Setter Capital Inc.

We have audited the accompanying statement of financial condition of Setter Capital (the "Company") as at December 31, 2011 that your are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Setter Capital Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

parker simone LLP

Mississauga, Canada
February 17, 2012

Chartered Accountants,
Licensed Public Accountants

Setter Capital Inc.

Statement of Financial Condition
(Expressed in U.S. Dollars)

As of December 31, 2011

Assets		
Cash	$	14,387,158
Accounts receivable		1,133,197
Income taxes receivable *(Note 8)*		513,209
Due from shareholder *(Note 6)*		109,020
Prepaid expenses and other assets		19,832
Furniture, equipment and leasehold improvements, at cost less accumulated depreciation and amortization of $19,356		14,808
	$	16,177,224
Liabilities		
Compensation and accrued liabilities	$	12,467,609
		12,467,609
Stockholder's Equity		
Common Stock *(Note 4)*		81,450
Retained Earnings		3,628,165
		3,709,615
	$	16,177,224

Commitments *(Note 5)*

See accompanying notes to financial statements

Setter Capital Inc.

Notes to Financial Statements

Year Ended December 31, 2011

1. Organization and Description of Business

Setter Capital Inc. (the "Company") was incorporated on January 31, 2006 under the Ontario Business Corporation Act.

The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1. The Company's primary source of revenue is concession fees earned as intermediary from successful investment banking transactions.

The Company's office is in Toronto, Canada.

2. Summary of Significant Accounting Policies

Basis on Presentation

The Company maintains its financial records in United States dollars. These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the United States of America. The significant accounting policies are as follows:

(a) Revenue Recognition

Concession fees are earned from successful investment banking intermediary transactions of non-registered customer investments. Concession fees earned from providing these advisory services are contingent upon the success of the services provided, and are recorded upon successful completion of a transaction.

Interest revenue is recorded on the accrual basis of accounting as earned. Foreign exchange gains/losses include those realized and unrealized.

(b) Cash

Cash consists of cash on deposit and highly liquid investments purchased with a maturity of three months or less, that are not held for sale in the ordinary course of business.

Cash is maintained on deposit with major financial institutions in Canada. Deposits with this bank may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal credit risk.

2. Summary of Significant Accounting Policies (Continued)

(c) Accounts Receivables

Accounts receivable consists of trade receivables for concession fees earned as intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2011.

(d) Depreciation and Amortization

Furniture, equipment and leasehold improvements are recorded at cost less depreciation and amortization. Depreciation for furniture and equipment is provided for using the declining balance method at rates calculated to write-off the assets over their estimated useful lives, typically three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements on the term of the lease.

(e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax base. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(f) Translation of Foreign Currency

Monetary assets and liabilities related to foreign currency balances are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Realized and unrealized gains or losses resulting from foreign currency translation and transactions are included in net income for the period to which they relate.

2. **Summary of Significant Accounting Policies** (Continued)

(c) Accounts Receivables

Accounts receivable consists of trade receivables for concession fees earned as intermediary from successful investment banking transactions. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary at December 31, 2011.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United State of America required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(h) Fair Value

U.S. GAAP defines fair value, expands disclosure requirements around fair value and specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:
Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 — Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

U.S. GAAP also precludes the use of block discounts for instruments traded in an active market, which were previously applied to large holdings of publicly traded equity securities, and requires the recognition of trade-date gains after consideration of all appropriate valuation adjustments related to certain derivative trades that use unobservable inputs in determining their fair value. Previous accounting guidance allowed the use of block discounts in certain circumstances and prohibited the recognition of day-one gains on certain derivative trades when determining the fair value of instruments not traded in an active market.

3. Regulatory Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule, not exceeding 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2011, the Company had net capital of approximately $1,467,456, which is $636,282 in excess of the required minimum net capital of $831,174. The Company's net capital ratio of aggregate indebtedness to net capital was 8.50 to 1.

FINRA, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

4. Common Stock

			2011
Authorized:	Unlimited number of common shares		
Issued:	1,000 common shares	$	81,450

5. Lease Commitments

Under the terms of an office lease agreement, the Company will be required to make annual lease rental payments as follows:

Year Ended December 31,		
2012	$	28,547
2013		28,547
2014		28,547
2015		28,547
2016		19,031
Total	$	133,219

In addition, the Company is required to pay its pro rata share of common area maintenance and property taxes through the term of the lease.

6. Due from Shareholder

Advances due from the Company's shareholder are non-interest bearing and due on demand.

7. Financial Instruments

Fair Values
The carrying amount of cash, accounts receivables, due from shareholder and accounts payable and accrued liabilities approximates their fair value because of their short-term, demand nature or imminent maturity.

Credit Risk Management
The Company is exposed to credit risk on the accounts receivable from its customers and the due from shareholder balance. The credit risk on accounts receivable is mitigated as all amounts are due and paid immediately following the transaction from which the revenue arises and because all transactions involve large well established financial institutions. The Company does not consider amounts due from shareholder to be a significant credit risk.

Currency Risk
The Company realized approximately 25% of its sales in foreign currencies. Consequently, some concession revenues are exposed to foreign exchange fluctuations. As at December 31, 2011, the Company had Euros equivalent to $6,768,852 US dollars and Canadian dollars equivalent to $666,427 US dollars converted using December 31, 2011 exchange rates.

The Company pays taxes in Canadian dollars. Consequently, tax liabilities are exposed to foreign exchange fluctuations. As at December 31, 2011, the Company had a Canadian dollar income tax receivable equivalent to $513,209 US dollars converted using December 31, 2011 exchange rates.

8. Income Taxes

The Company files a stand alone income tax return in Canada and is subject to the general statutory combined federal and provincial income tax rate of 28.25%. As a Canadian controlled private corporation, the Company is eligible for the Canadian small business rate of 15.5% on the first CAD $500,000 of taxable income.

FASB ASC 740, *Income Taxes,* prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

The Company remains open to federal and provincial examinations for fiscal years December 31, 2008 and forward.

The Company had no deferred tax asset or valuation allowance at December 31, 2011.